Exhibit 21.1

CORECARD CORPORATION

LIST OF PRINCIPAL SUBSIDIARY COMPANIES AS OF FEBRUARY 28, 2025

Subsidiary Name	State / Country of Organization

CoreCard Software, Inc.	Delaware
CoreCard SRL	Romania
CoreCard Software India Pvt. Ltd.	India
CoreCard Software DMCC	United Arab Emirates
CoreCard Colombia SAS	Colombia